CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF ADICET BIO, INC.

Adicet Bio, Inc. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.
The Third Amended and Restated Certificate of Incorporation, as heretofore amended, is hereby amended by adding a new Article X to reflect new Delaware law provisions regarding exculpation of officers as follows:

“ARTICLE X

LIMITATION OF OFFICER LIABILITY

To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this ARTICLE X, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

Any amendment, repeal or modification of this ARTICLE X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification.”

2.
The Board of Directors of the Corporation has adopted a resolution approving and declaring advisable the foregoing amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the DGCL.
3.
The stockholders of the Corporation, at a meeting duly called and held pursuant to Section 222 of the DGCL, duly adopted the amendments set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the DGCL.
4.
The foregoing amendments were duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the undersigned, as a duly authorized officer of the Corporation, has executed this Certificate of Amendment on June 6, 2024.

ADICET BIO, INC.

By:_/s/ Chen Schor_______________

Name: Chen Schor

Title: Chief Executive Officer